UNITED STATES              -------------------------------
           SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                Washington, D.C. 20549                 -------------
                                                  OMB Number:  3235-0145
                                                  Expires:  October 31, 1997
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                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934



                           Fisher Scientific International, Inc.
---------------------------------------------------------------------------
                                  (Name of Issuer)

                                    Common Stock
__________________________________________________________________________


--------------------------------------------------------------------------
                         (Title of Class of Securities)

---------------------------------------------------------------------------

                                    338032204
                        ___________________________
                                (CUSIP Number)

                               Robert F. Tully
                                 KECALP Inc.
                     South Tower - World Financial Center
                              225 Liberty Street

                           New York, New York  10080

--------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

                                   January 21, 1997
---------------------------------------------------------------------------

---------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                         SEC 1746(12/91)






                                     SCHEDULE 13D
   CUSIP No. 338032 20 4                                    Page 2 of 19 Pages



    1     NAME OF REPORTING PERSON

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Merrill Lynch KECALP L.P. 1997

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a)  /   /

          GROUP*                                            (b)  / X /

    3     SEC USE ONLY

    4     SOURCE OF FUND*

                    WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                    Not Applicable

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

    NUMBER       7       SOLE VOTING POWER
    OF                      210,693
    SHARES       8       SHARED VOTING POWER
    BENEFICIALLY     0 shares of common stock
    OWNED BY
    EACH         9       SOLE DISPOSITIVE POWER
                            210,693
    REPORTING
    PERSON       10      SHARED DISPOSITIVE POWER
    WITH             0 shares of common stock

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 210,693 shares of common stock

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

                  Not Applicable                             /   /

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       2.9%

    14    TYPE OF REPORTING PERSON*
                       PN, IC
           *SEE INSTRUCTION BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                       SCHEDULE 13D


CUSIP No.  338032 20 4                              Page 3 of 19


    1     NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                    ML IBK Positions, Inc.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a)  /  /
          GROUP*                                            (b)  /x/

    3     SEC USE ONLY

    4     SOURCE OF FUND*
               WC

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

               Not Applicable

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF     7  SOLE VOTING POWER
                  11,216
SHARES        8   SHARED VOTING POWER
BENEFICIALLY  0   shares of common stock
OWNED BY
EACH          9    SOLE DISPOSITIVE POWER
                   11,216
REPORTING
PERSON       10   SHARED DISPOSITIVE POWER
                  0 shares of common stock
WITH
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,216 shares of common stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  Not Applicable                            /  /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.2%

14    TYPE OF REPORTING PERSON*
                  CO

                 *SEE INSTRUCTION BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                            SCHEDULE 13D


     CUSIP No.  338032 20 4                              Page 4 of 19

    1     NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    KECALP Inc.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a) /  /
          GROUP*                                            (b) /x/

    3     SEC USE ONLY

    4     SOURCE OF FUND*
                     AF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                    Not Applicable

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER           7   SOLE VOTING POWER
 OF                       40,132

SHARES           8   SHARED VOTING POWER

BENEFICIALLY            210,693 shares of common stock

OWNED BY         9    SOLE DISPOSITIVE POWER
                         40,132
REPORTING        10   SHARED DISPOSITIVE POWER
PERSON                  210,693 shares of common stock
WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                250,825 shares of common stock

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                Not Applicable

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.6%

14    TYPE OF REPORTING PERSON*
                CO

               *SEE INSTRUCTION BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


                             SCHEDULE 13D

CUSIP No.  338032 20 4                              Page 5 of 19

    1     NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Merrill Lynch & Co., Inc.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A        (a)  /  /
          GROUP*                                            (b) /x /

    3     SEC USE ONLY

    4     SOURCE OF FUND*
                 AF

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                 Not Applicable

    6     CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

NUMBER OF    7      SOLE VOTING POWER
SHRAES                 0

             8    SHARED VOTING POWER

BENEFICIALLY        262,041 shares of common stock
OWNED BY
EACH          9    SOLE DISPOSITIVE POWER
                       0
REPORTING
PERSON        10   SHARED DISPOSITIVE POWER
WITH                262,041 shares of common stock

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             262,041 shares of common stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*

             Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.6%

14       TYPE OF REPORTING PERSON*
                HC

                    *SEE INSTRUCTION BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION


Item 1.   Security and Issuer.

          Title of Security: Common Stock, $0.01 par value per share (the "Shares").

          Issuer:  Fisher Scientific International, Inc.

          The address of the issuer's principal executive offices is Liberty Lane, Hampton, New Hampshire 03842

Item 2.   Identity and Background.

          (a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

               (1) Merrill Lynch KECALP L.P. 1997, which is a closed-end investment company under the Investment
                    Company Act of 1940 organized as a Delaware limited partnership;

               (2) KECALP Inc., which is a Delaware corporation and an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc., as well as the general partner of Merrill Lynch KECALP L.P. 1997; and

               (3) ML IBK Positions, Inc., which is a Delaware corporation, and an indirect wholly-owned subsidiary of Merrill Lynch & Co., Inc.

               (4) Merrill Lynch & Co., Inc., which is a Delaware corporation.

                    A list of the directors and executive officers of Merrill Lynch & Co., Inc. is set forth as Schedule A hereto.

          (b) The address of each of the Reporting Persons is c/o Merrill Lynch KECALP L.P. 1997, South Tower, World
               Financial Center, 225 Liberty Street, New York, New
               York  10080.

          (c)  Not applicable.

          (d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

          (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body during the last five years.

          (f)  Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration

          Each of the Reporting Persons obtained funds from working capital, or the working capital of its affiliates, as the case may be. The total consideration paid by Merrill Lynch KECALP L.P. 1997 in connection with its purchase of Shares was $9,393,020.50; the total consideration paid by KECALP Inc. in connection with its purchase of Shares was $1,789,158.25; the total consideration paid by ML IBK Positions, Inc. in connection with its purchase of Shares was $500,014.75.

Item 4.   Purpose of Transaction

          The Reporting Persons entered into the Agreements (as defined below) to purchase the Shares for general investment purposes. The Reporting Persons retain the right to change their investment intent. Subject to market conditions and other factors, the Reporting Persons may acquire or dispose of shares of Fisher Scientific International Inc. ("Fisher") from time to time in future open-market, privately negotiated or other transactions, may enter into agreements with third parties relating to acquisitions of securities issued or to be issued by the Surviving Corporation (defined below), may enter into agreements with the management of Fisher relating to acquisitions of shares of the Surviving Corporation by members of management, issuance of options to management or their employment by the Surviving Corporation, or may effect other similar agreements or transactions.

          Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          On August 7, 1997, Fisher and FSI Merger Corp. ("FSI"), a Delaware corporation that, as of August 4, 1997, was wholly-owned by Thomas H. Lee Equity Fund III, L.P. ("Equity Fund III") entered into an Agreement and Plan of Merger (as amended and restated on September 11 and November 14, 1997, and amended on January 16, 1998, the "Merger Agreement," incorporated by reference as Exhibit 2). The Merger Agreement provides, among other things, for the merger of FSI with and into Fisher (the "Merger"), with Fisher as the surviving corporation (the "Surviving Corporation"). From and after the Effective Time (as defined below), the Surviving Corporation shall possess all the rights, privileges, powers and franchises and shall be subject to all of the restrictions, disabilities and duties of Fisher and FSI, all as provided under Delaware law.

          The transactions contemplated by the Merger Agreement were approved by the stockholders of Fisher on January 16, 1998 and were consummated on January 21, 1998. Pursuant to the terms of the Merger Agreement, on January 21, 1998 (the "Closing Date"), Fisher filed a Certificate of Merger with the Secretary of the State of Delaware, and the Merger was effective as of the filing of such certificate (the "Effective Time"). Holders of outstanding Shares at the Effective Time elected to retain 4,298,358 Shares in the Merger. Because no more than 746,114 Shares could be retained in the Merger, the 4,298,358 Shares elected to be retained were subject to proration and each elected Share was converted into .173581167 retained Shares. All remaining Shares outstanding at the Effective Time, including the [3,552,244] Shares elected to be retained but which were subject to proration, were converted into the right to receive $48.25 per share in cash. As provided in the Merger Agreement, the Management Investors elected to retain an additional 228,857 Shares (the "Management Shares") and elected to convert at the Effective Time outstanding options into an additional 602,264 Shares.

          Also, members of Fisher management were granted options to purchase up to 1,653,322 Shares at exercise prices ranging from $48.25 per share to $144.75 per share.

          In connection therewith, immediately prior to the Effective Time, FSI entered into an Investors' Subscription Agreement (the "Subscription Agreement") (incorporated by reference as Exhibit 4) with Equity Fund III, Thomas H. Lee Foreign Fund III, THL FSI Equity Investors, L.P., THL-CCI Limited Partnership, and certain persons affiliated with Thomas H. Lee Company (collectively, the "THL
Entities"); DLJ Merchant Banking Partners II, L.P., DLJ Merchant
Banking Partners II-A, L.P., DLJ Offshore Partners II, C.V., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millenium Partners, L.P., DLJ Millenium Partners-A, L.P., DLJMB
Funding II, Inc., UK Investment Plan 1997 Partners, DLJ EAB Partners, L.P., DLJ ESC II, L.P., DLJ First ESC, L.P. (collectively, the "DLJMB Funds"); Chase Equity Associates, L.P. ("Chase"); the Reporting
Persons (together with the DLJMB Funds and Chase, the "Institutional Investors"), dated January 21, 1998, pursuant to which the THL
Entities and the Institutional Investors purchased shares of stock of FSI on the Terms set forth in the Subscription Agreement. At the Effective Time, shares of Common Stock of FSI were converted into 6,278,915 shares of Fisher common stock (6,507,772 shares Shares less the Management Shares) of which 5,471,857 were of Fisher Common Stock (which is voting) and 807,058 were of Fisher non-voting common stock.

          Simultaneous with the execution of the Subscription Agreement, on January 21, 1998, Fisher entered into a Common Stock Warrant Acquisition Agreement (the "Warrant Acquisition Agreement") (incorporated by reference as Exhibit 5) with the THL Entities and the Institutional Investors in connection with such parties' commitment to purchase cumulative preferred stock of Fisher. Pursuant to the Warrant Acquisition Agreement, the THL Entities and the Institutional Investors received warrants to purchase 516,663 Shares in connection with the Merger.

          In addition, Fisher, the THL Entities, the Institutional Investors (and together with the THL Entities, the "Equity Investors"), and certain Fisher management stockholders (the "Management Investors") have entered into an Investors' Agreement dated as of January 21, 1998 (the "Investors' Agreement") (filed hereto and made a part hereof as Exhibit 3). The Investors' Agreement, together with the Merger Agreement, the Subscription Agreement and the Warrant Acquisition Agreement, are sometimes referred to herein as the "Agreements."

          Pursuant to the Investors' Agreement, the Board of Directors of Fisher will comprise at least ten and no more than eleven members, seven of which will be nominated by Equity Fund III, one of which will be nominated by DLJ Merchant Banking Partners II, L.P., one of which will be Paul M. Montrone and one of which will be Paul M. Meister (Montrone and Meister collectively, the "Management Directors"). Further, at least two of the members shall not be "Affiliates" or "Associates" of any party to the Investors' Agreement within the meaning of Rule 12b-2 under the Exchange Act. Each of the parties to the Investors' Agreement entitled to vote for the election of directors has agreed to vote its shares of Fisher in favor of the persons so nominated or designated, provided that none of the parties will be required to vote for another party's nominee or a Management Director, as it were, if the number of Shares beneficially held by the person or group making the nomination or by such Management Director is less than 10% of such person's or group's or such Management Director's Initial Ownership (defined as the number of shares of Equity Securities (as defined in the Investors' Agreement) beneficially owned, including any rights to acquire such shares, by such person or group or the Management Directors, as of the date of the Investors' Agreement).

          Following the Effective Time, the Board of Directors currently consists of Messrs. Scott M. Sperling, Anthony J. DiNovi, David V. Harkins and Kent R. Weldon, who are affiliates of one or more of the THL Entities; Messrs. Michael D. Dingman, Paul M. Montrone and Robert A. Day, each of whom was a member of the Board of Directors prior to the Effective Time; and Messrs. Paul M. Meister and Mitchell
J. Blutt.  One seat on the Board is currently vacant.

          Pursuant to the Investors' Agreement, each of the Institutional Investors and the Management Investors may transfer shares to certain persons and entities represented as Permitted Transferees (as defined in the Investors' Agreement) and, otherwise, only as follows: (i) pursuant to the Tag-Along Rights described below; (ii) pursuant to the Drag-Along Rights described below; (iii) pursuant to the exercise of the Registration Rights described below; and (iv) in a transfer of shares of a class of equity securities made after an initial public offering in compliance with Rule 144 under the Securities Act of 1933, as amended, in an amount not in excess of (A) the aggregate number of shares of such class transferred by the THL Entities, multiplied by (B) such Investor's Initial Ownership of such class divided by the Initial Ownership of Equity Fund III of such class.

          In addition, as to any Institutional Investor and its Permitted Transferees, Shares will be freely transferable (i) at the earlier of (A) the date on which the ownership of such Institutional Investor and its Permitted Transferees falls below 25% of its Initial Ownership and (B) seven years after the Closing Date; provided that no such transfer may be made to any Adverse Person (defined as any person reasonably determined by the Board of Directors to be a competitor or potential competitor of Fisher).

          In addition, as to any Management Investor and its Permitted Transferees, shares will be freely transferable (i) to another
Management Investor, (ii) ten years after the Closing Date, or
(iii) in a Qualifying Public Offering (as defined below), provided that no such transfer may be made to any Adverse Person.

          The Investors' Agreement provides that if the THL Entities propose to sell shares of a class of Fisher equity securities, the other parties to the Investors' Agreement will have the right to participate in the sale ("Tag-Along Rights"), provided that no such rights shall apply (i) in public offerings, (ii) to sales to THL Designated Transferees (as defined in the Investors' Agreement) or
(iii) to sales of up to 5% in the aggregate of the Initial Ownership (as defined in the Investors' Agreement) by the THL Entities of such class of equity securities. If Tag-Along Rights apply, the THL Entities will provide notice to the Institutional and Management Investors of the terms and conditions of the proposed sale and offer each such Shareholder the opportunity to participate. If the number of shares that the THL Entities and the Institutional and Management Investors propose to sell exceeds the number that can be sold on the terms and conditions proposed by the buyer, the THL Entities and each other shareholder who has exercised Tag-Along rights will be entitled to sell up to his or her proportionate share of the sale, referred to in the Investors' Agreement as the "Tag-Along Portion." To the extent any shareholder declines its Tag-Along Portion, the THL Entities shall be entitled to sell their own shares in lieu of such shareholder. Equity Fund III may sell, on behalf of the THL Entities and the Institutional and Management Investors who have exercised Tag-Along rights, their shares on substantially the same terms and conditions set forth in the notice within 120 days of the date all Tag-Along Rights are waived, exercised or expire.

          The Investors' Agreement contemplates that if (i) the THL Entities propose to sell not less than 50% or more of their Initial Ownership of Common Stock (as defined in the Investors' Agreement) in a bona fide third party sale, or (ii) the THL Entities propose a sale in which the Common Stock to be sold by the parties to the Investors' Agreement constitute more than 50% of the outstanding shares of Common Stock, then Equity Fund III may, at its sole discretion, compel all parties to the Investors' Agreement to participate in the sale with respect to their proportionate share of the amount of Fisher Common Stock proposed to be sold, referred to in the Investors' Agreement as the "Drag-Along Portion," for the same consideration and otherwise on the same terms and conditions as the THL Entities ("Drag-Along rights"). The Management Directors have the right to require that all of their shares be purchased by the buyer or the other parties to the Investors' Agreement, at Equity Fund III's option, as a condition to consummation of the sale. Shareholders other than the THL Entities ("Non-THL Shareholders") have the right to refuse to participate in such a sale if the sale terms contain a provision which materially and adversely affects their ability to compete in any line of business or geographic area; should any shareholder refuse, the THL Entities may cause such shareholder to sell its proportionate share of equity securities to the THL Entities.

          In the event that Fisher shall issue equity securities after the date of the Investors' Agreement and prior to any registered public offering of Fisher common stock yielding aggregate gross proceeds of at least $50,000,000 ("Qualified Public Offering"), the THL Entities and each of the Management Investors shall be entitled to purchase their pro rata portion of Initial Ownership of such offering of equity securities ("Preemptive Rights"). In the event that Fisher shall issue equity securities after a Qualified Public Offering to any third party, including any shareholder, the THL Entities shall be entitled to purchase the THL Entities' pro rata portion of the equity securities being offered. In the event the THL Entities propose to purchase any new equity securities being issued by Fisher (including as described in the preceding two sentences), prior to a Qualified Public Offering each Institutional Investor, and following a Qualified Public Offering any Non-THL Shareholder, shall be entitled to purchase, at the same price and on the same terms as the THL Entities, each of their proportionate share of such new securities, referred to in the Investors' Agreement as the "Preemptive Rights Portion." The THL Entities shall have the right to purchase, or designate any other Fisher shareholders to purchase, any equity securities with respect to which other Fisher shareholders have not exercised their Preemptive Rights.

          To the extent that the THL Entities shall acquire any equity securities from any person other than the parties to the Investors' Agreement, certain other investors shall have the right to acquire their proportionate share of such equity securities to be acquired by the THL Entities, referred to in the Investors' Agreement as the "Third Party Purchase Portion."

          Until the earlier of (A) January 21, 2005 or (B) the date on which at least 40% of the Common Stock on a Fully Diluted basis (as defined in the Investors' Agreement) is held by persons other than the parties to the Investors' Agreement, no Institutional or Management Investor may acquire Fisher equity securities except by exercising its Preemptive Rights or as permitted under the Investors' Agreement.

          Under the Investors' Agreement, the THL Entities may require that Fisher register for sale its shares of equity securities, such registration which shall not be effected more than six times. After Fisher has effected two such demands for registration by the THL Entities, the Institutional Investors may require that Fisher register its shares, such registration which shall not be effected more than once. After the transfer of shares of common stock exceeding 20% of the pro rata share of common stock initially held by all of the Equity Investors, the Management Directors may require that Fisher register their shares, such registration which shall not be effected more than three times. If Fisher proposes to register equity securities under the Securities Act, as amended, in connection with a public offering, it shall offer all shareholders the opportunity to include in such registration statement such number of shares of common stock as each such shareholder may request. All such rights of registration ("Registration Rights") are subject to certain other customary terms and conditions, including provisions relating to cutbacks, holdbacks and indemnification.

          Additionally, the Investors' Agreement provides that the parties thereto must maintain certain levels of confidentiality and "ethical walls" with respect to certain Fisher-related information received on a confidential basis. Fisher, for its part, shall not enter into any agreements with any shareholders or prospective shareholders to the extent such agreements would conflict with the Registration Rights or reduce the amount of Registrable Securities (as defined in the Investors' Agreement), or otherwise on terms more favorable than in the Investors' Agreement. Also, Fisher shall take certain actions reasonably requested by certain parties subject to Regulation Y or Regulation K of the Federal Reserve Board in connection with the compliance by those parties with such regulations.

          Each of the Agreements is incorporated by reference as an exhibit to this Schedule 13D and is incorporated herein by reference. The foregoing descriptions of the Agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5.   Interest in Securities of the Issuer
(a) and (b)

          By virtue of the Investors' Agreement, the THL Entities, the Institutional Investors and the Management Investors may be deemed to share voting and dispositive power with respect to over 5,922,111
(77.4%) of the Outstanding Shares of Fisher (assuming exercise of their warrants). Each of the Reporting Persons expressly disclaims the existence of such shared power.

          By virtue of the Investors' Agreement, the THL Entities, the Institutional Investors (except for Chase) and the Management Investors may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole (collectively, the "Investors' Shares"). Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group.

          Merrill Lynch KECALP L.P. 1997 has obtained direct beneficial ownership of 194,674 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 2.7% of the outstanding Shares as of January 21, 1998 (the "Outstanding Shares"). Merrill Lynch KECALP L.P. 1997 has also obtained indirect beneficial ownership of 16,019 Shares pursuant to the Warrant Acquisition Agreement. Assuming Merrill Lynch KECALP L.P. 1997's exercise of the Warrants, Merrill Lynch KECALP L.P. 1997 has obtained beneficial ownership of approximately 0.2% of the Outstanding Shares as of January 21, 1998. Merrill Lynch KECALP L.P. 1997 has shared voting and shared dispositive power with respect to such Shares.

          KECALP Inc. has obtained direct beneficial ownership of 37,081 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 0.5% of the Outstanding Shares. KECALP Inc. has also obtained indirect beneficial ownership of 3,051 shares pursuant to Warrants issued under the Warrant Acquisition Agreement. Assuming KECALP Inc.'s exercise of the Warrants, KECALP Inc. has obtained beneficial ownership of approximately 0.04% of the Outstanding Shares as of January 21, 1998. KECALP Inc. has shared voting and shared dispositive power with respect to such Shares.

          ML IBK Positions, Inc. has obtained direct beneficial ownership of 10,363 Shares pursuant to the Subscription Agreement and the Merger Agreement, representing approximately 0.2% of the Outstanding Shares. ML IBK Positions, Inc. has also obtained indirect beneficial ownership of 853 shares pursuant to Warrants issued under the Warrant Acquisition Agreement. Assuming ML IBK Positions, Inc.'s exercise of the Warrants, ML IBK Positions, Inc. has obtained beneficial ownership of approximately 0.01% of the Outstanding Shares as of January 21, 1998. ML IBK Positions, Inc. has shared voting and shared dispositive power with respect to such Shares.

	  Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than these which such Reporting Person has acquired pursuant to the Agreements.

    (c)	  The responses to Items 3 and 4 of this Schedule 13D are
	  incorporated herein.

    (d)	  Not applicable.

    (e)	  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The responses to Items 3, 4, and 5 of this Schedule 13D and the exhibits to this Schedule 13D are incorporated herein by reference.

          KECALP Inc. intends to transfer the Shares and Warrants which it directly beneficially owns to Merrill Lynch KECALP International L.P. 1997, an exempted limited partnership formed and registered in the Cayman Islands ("KECALP International"), at a price equal to KECALP Inc.'s cost plus interest. KECALP International is an investment fund offered generally outside of the United States to certain employees of Merrill Lynch & Co., Inc. and its subsidiaries. KECALP Inc. intends to transfer such Shares and Warrants to KECALP International shortly after the closing of the offering of KECALP International, which is anticipated to occur in March 1997.

          Except for the agreements described in the response to this Item and Item 4, to the best of knowledge of Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Fisher, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

          Exhibit 1:     *Form of Joint Filing Agreement.

          Exhibit 2:     Second Amended and Restated Agreement and
                         Plan of Merger dated as of November 14, 1997, as amended, between Fisher and FSI Merger Corp. (previously filed as Exhibit 2.1 to the Registration Statement on Form 4 (Registration No. 333-42777) filed with the Securities and Exchange Commission on December 19, 1997 and incorporated herein by reference thereto).

          Exhibit 3: Investors' Agreement dated as of January 21, 1998 among Fisher, the THL Entities, the Institutional Investors and the Management Investors (previously filed as Exhibit 10.22 to the Post-Effective Amendment No. 1 to the Form S-4, filed with the Securities and Exchange Commission on February 2, 1998 and incorporated herein by reference thereto).

          Exhibit 4: *Subscription Agreement dated as of January 21, 1998 among FSI Merger Corp. and the buyers named therein.

          Exhibit 5: *Common Stock Warrant Acquisition Agreement dated as of January 21, 1998 among Fisher, the THL Entities and the Institutional
                         Investors.

          Exhibit 6: Power of Attorney on behalf of Merrill Lynch & Co., Inc., dated as of the 30th day of November, 1994.

____________________
*    Filed herewith



                              SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date:  February 3, 1998                 MERRILL LYNCH KECALP L.P. 1997


                                        By:  KECALP Inc.
                                             General Partner


                                        By:  /s/ Robert F. Tully
                                             ______________________________



                                        KECALP INC.


                                        By:  /s/ Robert F. Tully
                                             _________________________________



                                        ML IBK POSITIONS, INC.


                                        By:  /s/ James V. Caruso
                                             _________________________________



                                        MERRILL LYNCH & CO., INC.


                                        By:  /s/ Marcia L. Tu
                                             _________________________________


                             SCHEDULE A
                       Merrill Lynch & Co., Inc.


Directors:
_________

               Herbert M. Allison, Jr.
               William O. Bourke
               Worley H. Clark
               Jill K. Conway
               Stephen L. Hammerman
               Earl H. Harbison, Jr.
               George B. Harvey
               William R. Hoover
               David H. Komansky
               Robert P. Luciano
               David K. Newbigging
               Aulana L. Peters
               John J. Phelan, Jr.
               John L. Steffens
               William L. Weiss


Officers:
________

               David H. Komansky - Chairman of the Board & Chief Executive
                                   Officer
               Herbert M. Allison, Jr. - President and Chief Operating Officer Stephen L. Hammerman - Executive Vice President, General Counsel
                                      and Vice Chairman of the Board
               John L. Steffens - Vice Chairman
               Thomas W. Davis - Executive Vice President
               Barry S. Friedberg - Executive Vice President
               Edward L. Goldberg - Executive Vice President
               Jerome P. Kenney - Executive Vice President
               E. Stanley O'Neal - Executive Vice President
               Thomas H. Patrick - Executive Vice President
               Jeffrey M. Peek - Executive Vice President
               Winthrop H. Smith, Jr. - Executive Vice President
               Arthur Zeikel - Executive Vice President
               Michael J. Castellano - Senior Vice President and Controller Paul W. Critchlow - Senior Vice President
               Carol Gallery - Senior Vice President
               Theresa Lang - Senior Vice President and Treasurer
               Robert G. Murphy - Senior Vice President
               Daniel T. Napoli - Senior Vice President
               Nancy E. Taylor - Senior Vice President
               Patrick J. Walsh - Senior Vice President
               H. Allen White - Senior Vice President
               Joseph T. Willett - Senior Vice President and Chief Financial
                                   Officer
               Stephen A. Zimmerman - Senior Vice President
               Curtis C. Brown, Jr. - Vice President
               Keith L. Horn - Vice President
               Bruce E. Thompson, Jr. - Vice President
               Gregory T. Russo - Secretary

               Richard B. Alsop - Assistant Secretary
               Darryl W. Colletti - Assistant Secretary
               Lawrence M. Egan, Jr. - Assistant Secretary
               Andrea Lowenthal - Assistant Secretary
               Margaret E. Nelson - Assistant Secretary
               Dauna R. Williams - Assistant Secretary